SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Embratel Holding Company

(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B

20.060-060 Rio de Janeiro - RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No    X

Embratel Participações S.A.

CNPJ/MF 02.558.124/0001-12

N.I.R.E. 3330026237-7

Publicly-held Company

MATERIAL FACT

Embratel Participações S.A. (“EMBRAPAR” or “Company”), in compliance with the provisions of Instruction no. 358/02 of the Stock Exchange Commission (“CVM”), announces to the public and to its shareholders in general that its controlling shareholder, Teléfonos de México, S.A. de C.V., a company organized and existing in accordance with the laws of Mexico (“Telmex”) decided to submit to CVM, on May 9, 2006, through its controlled company Telmex Solutions Telecomunicações Ltda., a limited liability company enrolled with the CNPJ/MF under no. 02.570.352/0001-08 (“Offeror”), a request for registration of a tender offer for the purchase of all of the outstanding common and preferred shares of the Company (“Tender Offer”), for the purpose of cancelling the registration of EMBRAPAR as a public company, pursuant to article 4, §4 of Law no. 6,404/76 and to CVM Instruction no. 361/02.

The purchase price for the common shares and for the preferred shares will be R$ 6.95 (six reais and ninety five cents) per lot of 1,000 (one thousand) shares. For purposes of article 4, §4 of Law no. 6,404/76 and CVM Instruction no. 361/02, Telmex retained Banco ABN AMRO REAL S.A. to prepare a valuation report (laudo de avaliação) with respect to the Company, which is dated May 1, 2006 (“Valuation Report”). The purchase price shall be adjusted by the monthly Taxa Referencial – TR, pro rata temporis, as from the date of the announcement of Telmex’s material fact, on this same date (“Telmex’s Material Fact”), through the date of settlement of the Tender Offer.

Unibanco – União de Bancos Brasileiros S.A. will act as the intermediary institution of the Tender Offer. The launching of the Tender Offer and its effectiveness will be subject to registration at CVM and to certain conditions to be set forth in the Notice of Tender Offer.

The Tender Offer will be extended to holders of the preferred shares underlying American Depositary Shares (“ADSs”), as made known by Telmex. Holders of EMBRAPAR shares and ADSs should read the statement related to the Tender Offer that the Offeror will file with the Securities and Exchange Commission (“SEC”) in the United States, because it will contain important information. A Portuguese translation of this document will be filed with CVM. This material will also be available free of charge on the SEC’s website at www.sec.gov.

For the purposes of article 4-A of Law no. 6,404/76 and of articles 23 and 24 of CVM Instruction no. 361/02, a form of the Notice of Tender Offer and the Valuation Report may be consulted at the following addresses:

COMISSÃO DE VALORES MOBILIÁRIOS

Rua Sete de Setembro, no. 111, 5th floor - "Centro de Consultas"

Centro, Rio de Janeiro, RJ – 20050-901

Rua Formosa, no. 367, 20th floor

Centro, São Paulo, SP - 01049000

www.cvm.gov.br

BOLSA DE VALORES DE SÃO PAULO - BOVESPA

Rua XV de Novembro, no. 275

Centro, São Paulo, SP – 01013-001

www.bovespa.com.br

TELÉFONOS DE MÉXICO, S.A DE C.V.

Parque Vía 198, Oficina 701

Colonia Cuauhtémoc

México, D.F., C.P. 06599

www.telmex.com

EMBRATEL PARTICIPAÇÕES S.A.

Rua Regente Feijó, no. 166, Office 1687-B

Centro, Rio de Janeiro, RJ - 20060-060

www.embratel.com.br

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

Av. Eusébio Matoso, 891, 20th floor

Pinheiros, São Paulo, SP

ZIP CODE: 05423-901

www.unibanco.com.br

Company shareholders may obtain additional information in Telmex’s Material Fact.

The cancellation of the registration of EMBRAPAR as a public company will be subject to the acceptance of the Tender Offer by shareholders owning more than 2/3 (two thirds) of the outstanding common and preferred shares of the Company that have been qualified to the Tender Offer, as defined in item II of article 16 of CVM Instruction no. 361/02.

Rio de Janeiro, May 8, 2006

Embratel Participações S.A.

Isaac Berensztejn

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2006	EMBRATEL PARTICIPAÇÕES S.A. By: /s/ Carlos Henrique Moreira Carlos Henrique Moreira President and Chief Executive Officer